I, Timothy Thornton, certify that:

(1) the financial statements of BidaFi, Inc. included in this Form are true and complete in all material respects; and

(2) the tax return information of BidaFi, Inc. included in this Form reflects accurately the information reported on the tax return for BidaFi, Inc. filed for the fiscal year ended Dec 31$^{st}$, 2021.



Timothy Thornton

CEO

15$^{th}$, August 2022

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Note: Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.